11016382

n/a 3/8

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTER & COMPANY BROKERAGE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 CLAYTON ROAD
(No. and Street)

BALLWIN (City) MO (State) 63011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH CASTIGLIONI 636-537-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD CHESTERFIELD MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3\9

OATH OR AFFIRMATION

I, WILLIAM L MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER & COMPANY BROKERAGE INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

STACY R. SCHAEFER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: June 02, 2014
Commission Number: 10396100

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

CUTTER & COMPANY BROKERAGE, INC.

Audited Financial Statements
For the Years Ended
December 31, 2010 and 2009

TABLE OF CONTENTS

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Cutter & Company Brokerage, Inc.
Ballwin, Missouri

We have audited the accompanying statement of financial condition of Cutter & Company Brokerage, Inc. (a corporation) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC

February 18, 2011

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 394,088	$ 525,485
Marketable Securities Owned, at Market Value	84,975	80,102
Accounts Receivable	327,789	331,596
Broker Advances	5,974	7,849
Notes Receivable - Brokers	50,000	-
Prepaid Expenses	14,219	35,920
TOTAL CURRENT ASSETS	877,045	980,952
FIXED ASSETS		
Furniture and Fixtures	56,258	65,478
Equipment	25,963	27,101
Improvements	70,979	43,715
Computer	101,068	131,649
Accumulated Depreciation	(172,033)	(200,781)
TOTAL FIXED ASSETS	82,235	67,162
OTHER ASSETS		
Deferred Tax Benefit	27,144	28,972
Deposits	34,738	34,187
TOTAL OTHER ASSETS	61,882	63,159
TOTAL ASSETS	$ 1,021,162	$ 1,111,273

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts Payable	$ 21,424	$ 21,994
Accrued Wages and Commissions	192,109	306,536
401(k) Payable	56,357	50,000
Corporate Income Tax Payable	1,301	25
TOTAL CURRENT LIABILITIES	271,191	378,555
LONG TERM LIABILITIES		
	-	-
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	271,191	378,555
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333	5,333
Additional Paid-in Capital	124,515	124,515
Retained Earnings	737,743	733,668
Accumulated Other Comprehensive Income	(133,354)	(134,872)
Current Earnings	15,734	4,074
TOTAL STOCKHOLDERS' EQUITY	749,971	732,718
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,021,162	$ 1,111,273

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	%	2009	%
INCOME				
Commission and Fee Income	$ 7,895,933	100.00	$ 7,299,627	100.00
TOTAL INCOME	7,895,933	100.00	7,299,627	100.00
OPERATING EXPENSES				
Advertising	60,469	0.77	26,149	0.36
Leads	6,276	0.08	6,854	0.09
Auto Expense	167	0.00	602	0.01
Bank Charges	449	0.01	10	0.00
Charitable Contributions	6,699	0.08	1,530	0.02
Club Dues	19,161	0.24	18,922	0.26
Clearing Charges and Exchange Fees	380,640	4.82	433,993	5.95
Outside Brokers Commissions	5,479,243	69.39	4,862,541	66.61
Depreciation Expense	17,593	0.22	21,502	0.29
Dues and Subscriptions	52,855	0.67	57,170	0.78
HRA Expense	448	0.01	3,157	0.04
401(k) Expense	91,379	1.16	88,569	1.21
Promotions	13,409	0.17	8,992	0.12
Insurance	46,260	0.59	70,935	0.97
Interest Expense	1,268	0.02	1,121	0.02
Accounting and Audit Fees	13,112	0.17	11,244	0.15
Legal and Professional Fees	518	0.01	3,292	0.05
Licenses Expense	2,065	0.03	1,652	0.02
Business Meetings	8,674	0.11	7,879	0.11
Meals and Entertainment	13,213	0.17	17,098	0.23
Miscellaneous Expense	2,648	0.03	445	0.01
Office Expense	30,740	0.39	17,993	0.25
Payroll Taxes	67,960	0.86	63,751	0.87
Payroll Services	3,885	0.05	3,952	0.05
Postage and Delivery	11,829	0.15	14,633	0.20
Registration Fees	27,658	0.35	23,056	0.32
Rent Expense	198,293	2.51	180,286	2.47
Repairs and Maintenance	66,788	0.85	50,046	0.69
Salaries	1,147,058	14.53	1,169,067	16.02
Office Supplies	14,083	0.18	15,635	0.21
De Minimis Fringes	2,489	0.03	6,378	0.09
Copier Contract Expense	11,692	0.15	12,460	0.17
Phone and Communication	21,683	0.27	20,524	0.28
Travel	11,653	0.15	17,475	0.24
Training and Professional Development	6,583	0.08	9,487	0.13
Recruitment	50,002	0.63	60,536	0.83
Outside Consulting	200	0.00	-	-
Other Taxes	1,927	0.02	2,294	0.03
TOTAL OPERATING EXPENSES	7,891,069	99.94	7,311,230	100.16
INCOME FROM OPERATIONS	$ 4,864	0.06	$ (11,603)	(0.16)

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended December 31, 2010 and 2009

	2010	%	2009	%
OTHER INCOME				
Interest and Dividend Income	$ 6,397	0.08	$ 7,187	0.10
Miscellaneous Income	2,525	0.03	11,859	0.16
Rental Income	10,400	0.13	4,706	0.06
TOTAL OTHER INCOME	21,655	0.27	23,752	0.33
OTHER EXPENSES				
Penalties and Fines	39	0.00	124	0.00
Loss on Sale of Asset	-	-	-	-
TOTAL OTHER EXPENSES	39	-	124	-
INCOME BEFORE TAXES	26,480	0.34	12,025	0.17
INCOME TAX				
Federal Income Tax Expense	7,027	0.09	6,084	0.08
State Income Tax Expense	2,914	0.04	2,501	0.03
Deferred Federal Income Tax Expense (Benefit)	574	0.01	(453)	(0.01)
Deferred State Income Tax Expense (Benefit)	230	0.00	(181)	(0.00)
TOTAL INCOME TAX	10,745	0.14	7,951	0.11
NET INCOME(LOSS)	$ 15,734	0.20	$ 4,074	0.06

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2009	$ 5,333	$ 124,515	$ 737,743	$ (134,871)	$ 732,720
COMPREHENSIVE INCOME					
Net Income			15,734		15,734
Other Comprehensive Income:					
Unrealized Gains (Losses) on Securities					
Unrealized Holding Gains (Losses) Arising During the Period				2,540	2,540
Less: Reclassification Adjustment					
Income Tax Expense Related to Other Comprehensive Income				(1,023)	(1,023)
Total Other Comprehensive Income:					1,517
TOTAL COMPREHENSIVE INCOME					749,971
ISSUANCE OF COMMON STOCK	-	-			-
DIVIDENDS DECLARED					-
BALANCE AT DECEMBER 31, 2010	$ 5,333	$ 124,515	$ 753,477	$ (133,354)	$ 749,971

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 15,734	$ 4,074
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	17,593	21,502
Deferred Income Tax Expense (Benefit)	804	(634)
Loss (Gain) on Sale of Fixed Asset	-	-
Decrease (Increase) in Accounts Receivable	3,806	(65,863)
Decrease (Increase) in Prepaid Expenses	21,702	(5,604)
Decrease (Increase) in Deposits	(551)	2,022
Decrease (Increase) in Other Assets	(50,456)	38,855
Increase (Decrease) in Accounts Payable	(570)	12,483
Increase (Decrease) in Accrued Expenses	(108,070)	166,619
Increase (Decrease) in Corporate Income Tax Payable	1,276	(14,414)
Total Adjustments	(114,466)	154,966
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(98,732)	159,039
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Marketable Securities	-	2,332
Purchase of Fixed Assets	(32,665)	(21,315)
NET CASH USED IN INVESTING ACTIVITIES	(32,665)	(18,983)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock sold	-	-
NET CASH USED IN FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(131,397)	140,056
CASH AND CASH EQUIVALENTS, beginning of year	525,485	385,429
CASH AND CASH EQUIVALENTS, end of year	$ 394,088	$ 525,485
Supplemental Disclosure:		
Interest Paid	$ 1,268	$ 1,121
Corporate Income Tax Paid	$ 2,745	$ 26,694

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter & Company Brokerage, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of trading and dealing in stocks, bonds and all other types of securities. The Company does not hold funds or securities for customers, or owes money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2010 and 2009. The bad debt expense balance at December 31, 2010 and 2009 was $-0- and $-0-, respectively.

CUTTER & COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2010 and 2009

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities:

Marketable securities are stated at the lower of aggregate cost or market. Market value and cost at December 31, 2010 and 2009, was as follows:

	2010	2009
Cost	$ 253,778	$ 253,778
Market Value	$ 84,975	$ 80,102

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2010 and 2009 was $17,593 and $21,502, respectively.

Property and Equipment (Continued):

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation	2010	2009
Furniture & Fixtures	5-7 years	$ 56,258	$ 65,478
Equipment	5-7 years	25,963	27,101
Building Improvements	39 years	70,979	43,715
Computers	5 years	101,068	131,649
Subtotal		254,269	267,943
Less: Accumulated Depreciation- Fixtures & Equipment		(161,726)	(200,238)
Less: Accumulated Depreciation- Improvements		(10,307)	(543)
Subtotal		(172,033)	(200,781)
Total		$ 82,235	$ 67,163

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company did not incur any direct-response advertising costs during the period ended December 31, 2010 and 2009.

NOTE 2: DEFERRED TAXES:

The Company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2010	2009
Depreciation	$ (40,153)	$ (32,829)
Contributions (expires 2015)	1,494	-0-
Other Comprehensive Income Attributable to Unrealized Holding Losses on Securities	168,803	173,676
Total	$ 130,144	$ 140,847

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2010 and 2009, the Company had total long-term deferred tax assets of $27,144 and $28,972, respectively.

NOTE 3: INCOME TAXES

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes – Overall" as of and for the year ending December 31, 2009. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2010.

The federal and state income tax returns for the Corporation for 2007, 2008, and 2009 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2010 and 2009 was $39 and $124, respectively. These amounts were due to late tax payments and not because of disputed tax positions.

NOTE 4: RECRUITING AND LEAD EXPENSE

During 2006, the Company chose to increase their recruiting efforts in order to increase their client base. In 2008 they changed recruitment firms.

NOTE 5: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. At December 31, 2010 and 2009, the Company elected to contribute an overall percentage of 4.0% and 4.0% of gross wages, respectively to the profit sharing plan. The employer match, profit sharing plan contribution and fees charged to operation for the years ended December 31, 2010 and 2009 was $91,379 and $88,569, respectively.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rental for office space at December 31, 2010, is approximately

2010	$	216,300
2011	$	216,300
2012	$	216,300
2013	$	108,150

The lease on the office space expires June 2013. The lease was entered into on June 20, 2010, with an option of a month-to-month lease at the end of the term, with a 5% increased price.

Future aggregate minimum annual rentals for the copier equipment lease at December 31, 2010, are approximately $5,631 for 2011. The lease on the copier equipment is set to expire in October 2011. At that time, the Company has an option to extend for an additional year.

Rent expense charged to operations for the years ended December 31, 2010 and 2009, was $198,293 and $180,286, respectively.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120 percent of the minimum dollar amount required. At December 31, 2010 and 2009, the Company had the following allowable net capital of $467,260 and $510,121, respectively, which was $417,260 and $460,121 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2010 and 2009, was 58% and 74%, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company has a lease with Cutter & Company Real Estate Holding, LLC which is owned by the majority stockholder. See Note 6.

NOTE 9: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has one broker that makes up 25% and 23%, respectively, during 2010 and 2009 of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company only retains ten percent of the brokers' gross revenues.

NOTE 10: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 18, 2011, the date of the management representation letter and the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CUTTER & COMPANY BROKERAGE, INC.

COMPUTATION OF NET CAPITAL

As of December 31, 2010

Net Capital Computation:

Stockholders' Equity	$ 749,971
Deductions and/or charges	
Total Stockholders' Equity Qualified for Net Capital	749,971
Less: Non-allowable Assets:	
Property and Equipment	82,235
Other Assets	149,618
Accounts Receivable	30,222
Prepaid Expenses	14,219
Haircut on securities	6,418
Subtotal	282,711
Net Capital	$ 467,260

CUTTER & COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
As of December 31, 2010

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	18,080
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	417,260
Percentage of Aggregate Indebtedness to Net Capital		58 %
Percentage of Debt to Debt-Equity	N/A	

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	21,424
Income Taxes Payable		1,301
Accrued Expenses		248,466
	$	271,191

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	482,712
Net audit adjustments		(15,452)
	$	467,260

HOLT &
PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

**Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5**

February 18, 2011

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Cutter & Company Brokerage, Inc., for the years ended December 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101